45 Poplar Road Parkville
Victoria 3052 Australia

T +613 9389 1911
F +613 9389 1434
www.csl.com.au

CSL

Our ref.: 04/1049

21 November 2006

The US Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington D.C. 20549
USA



Attention: Division of Corporate Finance (International)
Mail Stop 3 – 9


06018863

Dear Sir/Madam

**CSL ANNOUNCEMENTS**

Please find attached copies of the following Announcements CSL has made to the market in the prior month:

8 November 2006
Cervical Cancer vaccination funding for Australian girls rejected.

9 November 2006
CSL announces acquisition of CytoGam® from MedImmune.

Sincerely,



Peter Turvey
COMPANY SECRETARY



Enc



**For immediate release**

November 8, 2006

## Cervical cancer vaccination funding for Australian girls rejected

CSL Limited, Australia's leading biopharmaceutical company, today announced that at last week's meeting, the Pharmaceutical Benefits Advisory Committee (PBAC) rejected CSL's funding application for its cervical cancer vaccine GARDASIL®.

CSL applied to the PBAC for National Immunisation Program funding for the vaccine for three groups of women, based on the use approved by the Therapeutic Goods Administration (TGA). An ongoing cohort of 11-12 year old girls delivered through a schools-based program at the end of primary school, a catch-up program for high-school girls (aged 13-18) delivered through secondary schools and a general practice based program for women aged 19-26.

Although disappointed, CSL remains committed to securing Government funding for GARDASIL in Australia and will continue to work closely with the Government and PBAC until this is achieved.

***For more information about CSL Limited, visit www.csl.com.au***


**Media Contacts**

Australia and New Zealand
Dr Rachel David
Director of Public Affairs
Phone: 0401 775 779

**Investor Contact:**

Mark Dehring
Director of Investor Relations
Phone: 61 3 9389 2818
Email: mark.dehring@csl.com.au



**For immediate release**

November 9, 2006

# CSL announces acquisition of CytoGam® from MedImmune

Melbourne, Australia: - CSL Limited has announced that its subsidiary, ZLB Behring, has reached an agreement with MedImmune, Inc. to acquire CytoGam®, (cytomegalovirus immune globulin intravenous (human)) and related assets. CytoGam is an intravenous immune globulin enriched in antibodies against cytomegalovirus (CMV), which is indicated for prophylaxis against CMV disease associated with transplantation of the kidney, lung, liver, pancreas and heart. CMV is the most common cause of infection occurring after any solid organ transplant, contributing significantly to morbidity and mortality in organ transplant recipients.

CSL advised that ZLB Behring will acquire CytoGam for US$120 million in cash, US$70 million of which is subject to achievement of sales milestones.

"CytoGam fits well in ZLB Behring's immunoglobulin portfolio." said Peter Turner, president of ZLB Behring. "We are proud of our heritage of providing a reliable, quality supply of critical therapies to small patient populations. We look forward to continuing that heritage with transplant patients."

The acquisition includes CytoGam and related assets, including patents and trademarks, manufacturing contracts and government authorisations associated with the product. No employees will transfer to ZLB Behring from MedImmune.

Merrill Lynch acted as advisers to CSL on this transaction.

***For more information about CSL Limited, visit www.csl.com.au***

For further information please contact:

**Media Contacts**
Australia and New Zealand
Dr Rachel David
Director of Public Affairs
Phone: 0401 775 779

**Investor Contact**
Mark Dehring
Director of Investor Relations
Phone: +61 3 9389 2818
E-mail: mark.dehring@csl.com.au